Exhibit 3.8

TERMS AND CONDITIONS OF THE PLAN OF ENTITY CONVERSION ADIAL PHARMACEUTICALS, L.L.C. INTO

APL CONVERSION CORP.

September 26, 2017

Pursuant to Title 13.1, Chapter 12, Article 15 of the Code of Virginia (the “Code”), this Plan of Entity Conversion (this “Plan”) sets forth the manner and basis of converting the membership interests of ADial Pharmaceuticals, L.L.C., a Virginia limited liability company, (the “LLC”) into APL Conversion Corp., a Virginia corporation (the “Corporation”). Capitalized terms not otherwise defined herein shall have the meaning ascribed in the Second Amended and Restated Operating Agreement of the LLC dated February 3, 2014 (the “Operating Agreement”).

WHEREAS, the LLC plans to convert into a domestic stock corporation, subject to approval therefor by the Members of the LLC and the filing of Articles of Entity Conversion (the “Certificates”) with the Commonwealth of Virginia State Corporation Commission in connection with the listing of the securities of the Corporation or a successor entity on a public stock exchange (a “public listing”); and

WHEREAS, the Code requires the LLC to adopt a plan of entity conversion; and

WHEREAS, the LLC has issued Class A and Class B Units, which together represent all of the outstanding Membership Interests in the Company, and has designated certain Class A Units as Profits Interest Units, which units have a liquidation value equal to a fraction of the Class A Units based on the value of the then outstanding Class A Units at the time of issuance of the Profits Interest Units, and whereas, the Members of the LLC desires to convert all such Units into stock in the Corporation in a manner that retains the relative value of the Units to each other on the date of such conversion; and

WHEREAS, the LLC has issued certain options and warrants to purchase Units to certain Members, and the LLC intends to convert such options and warrants into options and warrants for stock in the Corporation; and

WHEREAS, the Section 13 of the Operating Agreement permits the amendment of the Operating Agreement by Members holding a majority of the outstanding Units entitled to vote and a majority of the then outstanding Class B Units, voting as a separate class, to amend the Operating Agreement, which under the Code is thus the threshold for approving this Plan; and

WHEREAS, the Corporation will have the following capital stock: Common Stock Series 1, Common Stock Series 2, Common Stock Series 3, Common Stock Series 4, Preferred Stock Series 1 and Preferred Stock Series 2; all as further described in the attached Articles of Incorporation of the Corporation;

NOW. THEREFORE, the LLC hereby sets forth the details for such conversion into the Corporation in this Plan as follows:

1.	The LLC hereby agrees to convert the LLC into the Corporation (the “Conversion”) to be and to perform such acts and execute such documents as may be necessary and/or convenient to effect the Conversion, including, but not limited to, the execution of the Certificates and the By-laws of the Corporation (the “By-laws”) substantially in the form submitted to the Members.

2.	Conversion. Upon the filing of the Certificates with the Virginia State Corporation Commission, the LLC shall be converted into the Corporation pursuant to the Code and, in connection therewith, as follows:

a.	Holders of LLC Units will receive shares of the capital stock of the Corporation as for each Unit held as set forth below:

LLC Unit Converted	Corporation Capital Stock Received for Each LLC Unit Converted
Voting Class A Units	0.00030000 shares of Common Stock Series 1
Voting Class A Profits Interest Units with and issue value of $1.42	0.00011067 shares of Common Stock Series 2
Voting Class A Profits Interest Units with and issue value of $0.50	0.00023333 shares of Common Stock Series 3
Nonvoting Class A Units	0.00030000 shares of Common Stock Series 4
Nonvoting Class A Profits Interest Units with and issue value of $0.50	0.00023333 shares of Common Stock Series 4
Class B Units with Unreturned Capital of $1.42 per unit	0.00030000 shares of Preferred Stock Series 1
Class B Units with Unreturned Capital of $1.06 per unit	0.00030000 shares of Preferred Stock Series 2

b.	Holders of options and/or warrants to purchase Units in the LLC will, upon Conversion, hold options and/or warrants to purchase shares in a number and type equal to the number and type of shares they would have received if their options and/or warrants had been exercised prior to the Conversion with the aggregate exercise price to be paid for their options and/or warrants being the same as that prior to the Conversion.

3.	Amendment. This Plan may be amended prior to filing the Certificates (but subsequent to approval of this Plan) by the shareholders of the Corporation or the Board of Directors of the LLC, except that this Plan may not be amended to change:

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a.	the amount or kind of shares or other securities, interests, obligations, rights to acquire shares, other securities or interests, cash, or other property to be received by the shareholders or Members under this Plan.

b.	any of the other terms or conditions of this Plan if the change would adversely affect any of the shareholders or Members in any material respect.

4.	Business of LLC. The business of the LLC shall continue to be carried on after the Conversion by the Corporation in accordance with the provisions of Virginia Law, the Articles of Entity Conversion, and the By-laws.

5.	Articles of Incorporation. Pursuant to Section 13.1-1083.A.1.c of the Code, attached hereto are the Articles of Incorporation of the Corporation.

6.	Limitation. Notwithstanding anything else herein, in the event the Corporation does not enter into a merger with and subsequent public listing of Adial Pharmaceuticals, Inc., a Delaware corporation, then the Corporation shall undertake all actions necessary in order to convert the Corporation into a Virginia limited liability company in accordance with the applicable provisions of the Code.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first set forth above.

ADial Pharmaceuticals, L.L.C.
a Virginia limited liability company

By:	/s/ William B. Stilley
William B. Stilley
Company Secretary

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ARTICLES OF INCORPORATION OF

APL CONVERSION CORP.

A VIRGINIA STOCK CORPORATION

1.	The name of the corporation is APL Conversion Corp. (the “Corporation”).

2.	The total number of shares of capital stock which the Corporation shall have authority to issue is 25,000 consisting of 18,000 shares of common stock, each share having a par value of one-tenth of one cent ($0.001) (the “Common Stock”), and 7,000 shares of preferred stock, each share having a par value of one-tenth of one cent ($0.001) (the “Preferred Stock”).

a.	Common Stock.

i.	There will be four series of Common Stock—Series 1, 2, 3, and 4—authorized for issuance with the series designated at time of issuance. The number of authorized shares for each series is set forth below.

Common Stock Series	Authorized Shares
1	15,000
2	300
3	1,350
4	1,350

ii.	The series of Common Stock are identical in all respects except as to voting rights as stated below.

Common Stock Series	Votes Per Share
1	1
2	2.7109
3	1.2857
4	No voting rights

i.	In the event of a merger, acquisition, reorganization or conversion of the Corporation in order to effect a public listing of the Corporation’s securities, each series of Common Stock will be treated identically on a per share basis as is each share of Common Stock Series 1.

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b.	Preferred Stock.

i.	There shall be two series of Preferred Stock—Series 1 and 2— authorized for issuance with the series designated at time of issuance. The number of authorized shares for each series is set forth below.

Preferred Stock Series	Authorized Shares
1	6,000
2	1,000

The Preferred Stock is identical to Common Stock Series 1 in all respects except as specifically stated in this Section 2.b:

ii.	The Preferred Stock shall rank, with respect to dividend rights and rights on liquidation, winding up and dissolution senior to the Common Stock such that each share of Preferred Stock shall receive the amount per share as set forth below (the “Preference Amount”) prior to any dividends or other cash payments to Common Stock, which amount, when paid in full, shall fully redeem and retire the Preferred Stock. In the event there is not enough distributed to pay the full Preference Amount of both series of Preferred Stock, then such partial payments will be made pro-rata and in proportion to the Preference Amount.

Preferred Stock Series	Preferred Amount
1	$4,733.3333
2	$3,533.3333

iii.	Any holder of Preferred Stock may, upon written notice to the Corporation, convert their shares of Preferred Stock into shares of Common Stock Series 1 on a 1:1 basis adjusted downward pro rata with the percentage of the Preference Amount already paid to the holders of Preferred Stock.

iv.	The terms and preferences of the Preferred Stock may be amended with the vote or written consent of the holders of not less than a majority of the then outstanding shares of Preferred Stock, voting as a separate class.

v.	In the event of a merger, acquisition, reorganization or conversion of the Corporation in order to effect a public listing of the Corporation’s securities, each share of Preferred Stock will be treated identically as each share of Common Stock Series 1.

c.	Fractional Shares.

Fractional shares of capital stock may be issued and will have the rights and privileges equal to the fraction of the respective share so issued as a fractional share (e.g., 0.33 of a share of Common Stock Series 1 will have 0.33 votes).

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3.	No Preemptive Rights.

No share of capital stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

4.	Actions Without a Meeting.

Any action that is otherwise permitted to be taken at a meeting of the shareholders of the Corporation may take action without a meeting if (i) a written consent (which may be electronic), setting forth the action to be taken, shall be provided to all of the shareholders entitled to vote with respect to the subject matter thereof, (ii) the written consent is approved (which may be electronically) by holders of not less than the minimum number of outstanding shares of each voting group entitled to vote on the action that would be required to adopt or take the action at a shareholders’ meeting at which all shares of each voting group entitled to vote on the action were present and voted shall have signed written consents setting forth the action to be adopted or taken, (iii) the Corporation’s secretary shall have received a copy of the form of written consent setting forth the action to be adopted or taken, and (iv) such consent complies with all requirements of the laws of the Commonwealth of Virginia.

The written consent shall bear the date on which each shareholder signed the consent and be delivered to the Corporation for inclusion in the minutes or filing with the corporate records.

5.	Registered Agent.

a.	The name of the Corporation’s initial registered agent is William B. Stilley.

b.	The Corporation’s initial registered agent is an individual who is a resident of Virginia and an initial director of the Corporation.

6.	The Corporation’s initial registered office address, which is identical to the business office of the initial registered agent, is 1180 Seminole Trail, Ste 495, Charlottesville, VA 22901. The Corporation’s registered office is located in the Albemarle County, Virginia.

7.	The initial director is William B. Stilley.

Incorporator:

/s/ William B. Stilley	Signed: September 26, 2017
William B. Stilley, Incorporator